Exhibit 99.1

Origin Agritech Limited Reports Unaudited First Quarter Financial Results For Three Months Ended December 31, 2011

Deferred Revenues increases 27.9% from RMB 211.1 million to RMB 270.1 million

Gross Profit increases 26.3% from RMB 8.6 million to RMB 10.9 million

BEIJING--(BUSINESS WIRE)--February 23, 2012--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced unaudited financial results for the first quarter ended December 31, 2011. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal 2012, the Company generated revenues of RMB26.9 million (US$4.3 million), an increase of 57% from RMB17.2 million (US$2.6 million) generated in the three months ended December 31, 2010. The revenues were mainly from the sales of higher margin canola seed products for the three months ended December 31, 2011.

Gross profit for the three-months ended December 31, 2011 was RMB10.9 million (US$1.7 million) compared to RMB8.6 (US$1.3 million) in the same period of the prior year. Gross margins for this quarter were 40% versus 50% for Q1 2011. This decline of gross margins was a result of scrap sales of some corn and rice seed products, pesticide during this quarter.

Total operating expenses for the three-months ended December 31, 2011 were RMB 44.6 million (US$7.1 million) compared with RMB 39.0 million (US$5.9million) reported for the same period in 2010. Selling and marketing expenses were RMB 18.2 million (US$2.9 million) for the first quarter of 2012, an increase of 70.8% from RMB 10.6 million (US$1.6 million) for the same period of the last year. Selling and marketing expense increased year-on-year as certain transportation costs were booked in the first quarter this year while these costs were booked in the second quarter during fiscal year 2011. General and administrative expenses were RMB 19.8 million (US$3.1 million) for the first quarter ended December 31, 2011, decreased by 4.4% from RMB 20.8million (US$3.1 million) for the three months ended December 31, 2010. The research and development expenses decreased to RMB7.7 million (US$1.2 million) this quarter from RMB12.3 million (US$1.9 million) for the same quarter last year as certain R&D projects didn’t happen this quarter. These differences in expense categories are a result of slight changes across a broad variety of smaller sub-categories and represents small variations year over year. On an annual comparison, we still expect operating expenses to be relatively flat annually, across all operating expenses and within each separate category.

Operating loss for the first quarter of fiscal 2012 amounted to RMB 33.8 million (US$5.3million) compared with an operating loss of RMB 30.4 million (US$4.6 million) for the same period in fiscal 2011.

Net loss for the first quarter of fiscal 2012 was RMB34.5 million (US$5.5 million), or RMB 1.48 (US$0.23) per share, as compared to a net loss of RMB 21.8 million (US$3.3 million), or RMB 0.94 (US$0.14) per share in the same period one year ago.

BALANCE SHEET

Origin's balance sheet at December 31, 2011 included cash and cash equivalents of RMB 192 million (US$30.5 million) and shareholders' equity of RMB 226.1 million (US$35.9 million).

Deferred revenue was RMB270.1 million (US$ 42.9 million) for the three-months ended December 31, 2011 as compared to RMB211.1 million (US$31.8 million) for the same period last year. This mainly represents our orders received and shipped already for products this upcoming selling season. Additionally, we received government subsidy amounted to RMB24.9 million (US$ 4.0 million) in December 2011, which was recorded in the balance of deferred revenue as of December 31, 2011.

The Company received Advances from Customers of RMB 377.2 million (US$59.9 million) as of December 31, 2011 period as compared to RMB 385.7 million (US$58.2 million) as of December 31, 2010. This represents our cash receipts for products to be ordered this upcoming selling season.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on to the Company’s website at: www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except share data)
	Three Months ended December 31,
	2010		2011
	RMB	US$	RMB	US$

Revenues	17,193	2,596	26,931	4,258
Cost of revenues	(8,581)	(1,296)	(16,058)	(2,539)

Gross profit	8,612	1,300	10,873	1,719

Operating expenses:
Selling and marketing	(10,643)	(1,607)	(18,183)	(2,875)
General and administrative	(20,763)	(3,135)	(19,844)	(3,138)
Research and development	(12,264)	(1,852)	(7,724)	(1,221)
Other operating income, net	4,648	702	1,121	177
Total operating expenses	(39,022)	(5,892)	(44,630)	(7,057)

Loss from operations	(30,410)	(4,592)	(33,757)	(5,338)
Interest expense	(536)	(81)	(942)	(149)
Share of net income of equity investment	2,022	305	664	105
Interest income	495	75	628	99

Loss before income taxes and noncontrolling interests	(28,429)	(4,293)	(33,407)	(5,282)
Income tax expense
Current	(28)	(4)	(152)	(24)
Deferred	3,311	500	-	-

Income tax expense	3,283	496	(152)	(24)

Net loss	(25,146)	(3,797)	(33,559)	(5,306)
Less: Net income (loss) attributable to the noncontrolling interests	(3,359)	(507)	934	148

Net loss attributable to Origin Agritech Limited	(21,787)	(3,290)	(34,493)	(5,454)

Other comprehensive income (loss)
Net loss	(25,146)	(3,797)	(33,559)	(5,306)
Foreign currency translation difference	678	86	492	78
Comprehensive loss	(24,468)	(3,711)	(33,067)	(5,229)

Less: Comprehensive income (loss) attributable to noncontrolling interests	(3,359)	(507)	934	148
Comprehensive loss attributable to Origin Agritech Limited	(21,109)	(3,204)	(34,001)	(5,376)

Net loss per share – basic	(0.94)	(0.14)	(1.48)	(0.23)

Net loss per share – diluted	(0.94)	(0.14)	(1.48)	(0.23)

Shares used in calculating basic net loss per share	23,292,412	23,292,412	23,382,812	23,382,812

Shares used in calculating diluted net loss per share	23,292,412	23,292,412	23,382,812	23,382,812

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	December 31	September 30	December 31
	2010	2011	2011	2011
	RMB	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	184,032	129,942	192,003	30,472

Accounts receivable	12,659	6,616	8,654	1,373

Due from related parties	7	5,183	207	33

Advances to suppliers	19,005	12,418	11,132	1,767

Advances to growers	16,780	78,623	6,646	1,055

Inventories	528,515	210,826	552,998	87,763

Income tax recoverable	2,745	2,155	2,155	342

Other current assets	14,230	65,055	13,597	2,158

Total current assets	777,973	510,818	787,382	124,963

Land use rights, net	20,784	33,094	32,914	5,224

Plant and equipment, net	166,516	190,094	202,571	32,150

Equity investments	24,527	20,503	21,167	3,359

Goodwill	16,665	11,973	11,973	1,900

Acquired intangible assets, net	33,600	29,232	27,642	4,387

Deferred income tax assets	13,077	3,028	3,028	481

Other assets	3,510	19,640	45,109	7,159

Total assets	1,056,652	818,382	1,131,786	179,623

Liabilities and equity

Current liabilities:

Short-term borrowings	20,000	20,000	105,000	16,664

Accounts payable	26,307	5,740	21,645	3,435

Due to growers	12,270	7,947	10,170	1,614

Due to related parties	8,840	1,728	6,826	1,083

Advances from customers	385,654	397,933	377,234	59,870

Deferred revenues	211,072	19,812	270,060	42,861

Income tax payable	42,275	39,060	39,059	6,199

Other payables and accrued expenses	37,895	40,351	47,985	7,616

Total current liabilities	744,313	532,571	877,979	139,342

Other long-term liabilities	6,409	-	-	-

Total liabilities	750,722	532,571	877,979	139,342

Shareholders’ equity:

Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-

Common stock (no par value; 60,000,000 shares authorized, 23,292,412, 23,382,812 and 23,382,812 shares issued and outstanding as of December 31, 2010, September 30, 2011 and December 31, 2011 respectively)	-	-	-	-

Additional paid-in capital	388,478	394,344	395,402	62,753

Retained deficit	(98,241)	(99,533)	(134,025)	(21,271)

Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(29,377)	(4,662)

Accumulated other comprehensive loss	(8,659)	(6,397)	(5,905)	(937)

Total Origin Agritech Limited shareholders' equity	252,201	259,037	226,095	35,883

Noncontrolling interests	53,729	26,774	27,712	4,398

Total equity	305,930	285,811	253,807	40,281

Total liabilities and equity	1,056,652	818,382	1,131,786	179,623

CONTACT:
Origin Agritech Limited
Dr. James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
shiwei.yin@grayling.com